

John Almeida · 2nd

Chief Executive Officer at Atense, Inc.

Plano, Texas, United States · 411 connections · **Contact info**

 Atense, Inc.

Experience



Founder and Co-CEO

Atense, Inc. · Full-time

Sep 2017 – Present · 3 yrs 5 mos

Plano - Texas

Currently testing the first computer with Anti-malware DNA where computer malware cannot run.

CEO UnoWeb

UnoWeb Inc.

2003 – Sep 2017 · 14 yrs

Berkeley, CA

Responsible for designing and developing UnoWeb's social platform.

Software Developer

Tradeyard.com

2000 · less than a year

San Francisco Bay Area

Developed software for an auction website.

Software Engineer
ROIDirect.com
2000 · less than a year
San Francisco Bay Area

Designed and developed e-commerce platform.

Skills & endorsements

Agile Methodologies · 7

Jeff Hardin and 6 connections have given endorsements for this skill

Web Development · 6

Jeff Hardin and 5 connections have given endorsements for this skill

Software Development · 5

Beant Singh Duggal and 4 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (2)**



Eric Baesel
Virtual Event Producer at
HelmsBriscoe ResourceOne
June 3, 2020, John was a client
of Eric's

Hi, I had a needed a story teller to help me present a compl
idea in a way that it would be easy to understand. I hired Eri
I am thrilled for the work he did, he is truly a story teller and
great Video Production Director. I highly recommend him. P
see the work he did for me: http://www.atense.com/V... See



Devin Connelly
EthosMedia.net -
Professional Video
Production and
Photography
June 3, 2020, John was a client
of Devin's

I was in need for someone to help me with my Kickstarter
campaign and not knowing what to do. Then I hired Ethos M
and Devin was an God's sent angel. He and his team helped
from start to finish. I highly recommend Ethos Media, Devin
his team to anyone who needs video production, mar... See

Accomplishments

3 **Languages**

English · Portuguese · Spanish

Interests

 **Active Venture Partners**
2,016 followers

 **Guy Kawasaki** in
Chief evangelist, Canva. Podcaster, Remai
3,084,993 followers

 **Hitachi**
455,728 followers

 **Jack Welch** in
Executive Chairman, The Jack Welch Man
7,244,065 followers

 **Deepak Chopra MD (official)** in
Founder at Deepak Chopra LLC
5,754,069 followers

 **Kforce Inc**
203,908 followers

See all